LAZEX INC.

68/29 Husitska st.,

Zizkov, Prague, Czech Republic 13000

Tel. 775-800-4477

Email: lazexinc@yandex.com

March 29, 2017

Mr. Joshua Shainess

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: Lazex Inc.

      Amendment No. 1 to Registration Statement on Form S-1

      Filed February 3, 2017

      File No. 333-214463

Dear Mr. Shainess,

Lazex Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated February 13, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 3, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to our comment 1 and continue to believe that you meet the definition of a shell company. Please describe in greater detail the “various other activities” you have undertaken with respect to your operations. To the extent you are able to provide us with information detailing your substantive operations—beyond your investigation of market demand and preliminary negotiations with potential customers—please do so. We note the disclosure in your registration statement that you do not have sufficient capital to commence operations.

Registrant response:

We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as the activities of a shell company. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management and registrant’s legal counsel are of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates as travel consultant and travel guide. Our service specializing in arranging brewery tours for tourists visiting the Czech Republic. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our sole officer and director has specific background experience in our line of business as stated in the Form S-1. We have also disclosed additional information regarding our president’s professional activity.

4. We have registered the web-domain “lazextravel.com” to promote our services online.

5. On September 5, 2016, we signed a Services Agreement with Kezhuzh Krinz, SRO (Czech Republic). As a result of this agreement we generated $3,000 of revenue. According to this agreement, we organized the 5-day “Breweries Tour” in the City of Prague (Czech Republic). Our customer visited 4 breweries: “Pivovarsky dum”, “U Medvidku”, “Pivovary Staropramen”, “Vinohradsky pivovar”.

On October 20, 2016, we signed the second Services Agreement with Harkuska Menti Gruppa, SRO (Czech Republic) and as the result of this agreement we generated $1,800 of revenue. According to the agreement, we have organized “Craft Beer Breweries and Pubs Tour” in the City of Prague (Czech Republic) from October 27, 2016 till October 30, 2016.

On March 10, 2017, we signed a Services Agreement with Agga Spokanu, SRO (Czech Republic) and as the result of this agreement we generated $2,000 of revenue.

We continue to negotiate new agreements with our potential clients and to develop new routes for them.

6. We have already started operations and continue to develop our business and our assets consist not only of cash.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Please direct any further comments or questions you may have to the company at lazexinc@yandex.com

Thank you.

Sincerely,

/S/ Iuliia Gitelman

Iuliia Gitelman, President